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S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67056

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/06 (MM/DD/YY) AND ENDING 08/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBW Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street
(No. and Street)

Simi Valley (City) CA (State) 93063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
OCT 2 4 2007
WASH. D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBW Securities LLC, as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES W. TYSON V
MY COMMISSION EXPIRES
JAN
8
2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBW SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5(d)

FOR THE YEAR ENDED
AUGUST 31, 2007



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
HBW Securities LLC

We have audited the accompanying statement of financial condition of HBW Securities LLC as of August 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBW Securities LLC as of August 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
September 25, 2007

HBW SECURITIES LLC

TABLE OF CONTENTS

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2007

ASSETS

CASH	$	125,901
COMMISSIONS RECEIVABLE		389,814
PREPAID EXPENSES		85,689
DEPOSITS		5,937
Total assets	**$**	**607,341**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	365,500
CONTINGENCIES (Note 5)		
MEMBERS' EQUITY (Note 4):		
Class A units, 660,000 units authorized; 442,000 units outstanding		127,757
Class B units, 340,000 units authorized; 100,000 units outstanding		114,084
Total members' equity		241,841
Total liabilities and members' equity	**$**	**607,341**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2007

REVENUE:		
Mutual fund and variable annuity commissions	$	4,537,326
Agent registration fees		719,801
Mutual fund trails		198,918
Other income		149,495
Total revenue		5,605,540
EXPENSES:		
Commissions		4,197,138
Affiliate expense reimbursement		858,109
Insurance expense		202,184
General and administrative		177,506
Regulatory and licensing fees		150,699
Software maintenance and licensing fees		52,342
Professional fees		29,350
Other		8,999
Total expenses		5,676,327
NET LOSS	**$**	**(70,787)**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED AUGUST 31, 2007

	Class A		Class B		Total Members'
	Units	Amount	Units	Amount	Equity
BALANCES,					
August 31, 2006	442,000	$ 242,990	100,000	$ 126,888	$ 369,878
Distributions	-	(51,525)	-	(5,725)	(57,250)
Net loss	-	(63,708)	-	(7,079)	(70,787)
BALANCES,					
August 31, 2007	**442,000**	**$ 127,757**	**100,000**	**$ 114,084**	**$ 241,841**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (70,787)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in commissions receivable	(49,521)
Decrease in deposits	8,549
Increase in prepaid expenses	(85,689)
Increase in commissions payable	4,172
Net cash used in operating activities	(193,276)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(57,250)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(250,526)
CASH AND CASH EQUIVALENTS, at August 31, 2006	376,427
CASH AND CASH EQUIVALENTS, at August 31, 2007	**$ 125,901**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operations on January 1, 2006. The Company operates as a securities broker-dealer in mutual funds and variable annuities.

15c3-3 Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements and the reserve requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue Recognition

Revenue associated with mutual fund and variable annuity commissions and the related commission expenses are recognized on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is recognized as a Partnership by the Internal Revenue Service. Accordingly, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2007, the Company had net capital and net capital requirements of $125,900 and $24,366, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.90 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement (the "Agreement") with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the Agreement, the Company pays Insurance a monthly amount based on activity and net income to cover expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational services. During the year ended August 31, 2007, the Company paid Insurance $858,109 to cover its portion of expenses paid by Insurance.

NOTE 4 - MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 Units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C Units as determined by the managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units..

During the year ended August 31, 2007, a distribution of $51,525 was made to the Class A Member and $5,725 to the Class B Member.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, commissions receivable, deposits and commissions payable are carried at amounts that approximate fair value due to their short term maturities.

The Company's cash is maintained at a single financial institution in amounts that exceed the federally insured limit of $100,000. At August 31, 2007, the Company had $25,901 in excess of this requirement which is subject to loss should the bank cease operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area.

SUPPLEMENTAL INFORMATION

HBW SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AUGUST 31, 2007

CREDIT:	
Members' equity	$ 241,841
DEBITS:	
Nonallowable assets:	
Prepaid expenses	85,689
Commissions receivable	24,314
Deposits	5,937
Total debits	115,940
NET CAPITAL	125,901
Minimum requirements of 6-2/3% of aggregate indebtedness of $365,500 or $5,000, whichever is greater	24,366
Excess net capital	**$ 101,535**
AGGREGATE INDEBTEDNESS:	
Commissions payable	**$ 365,500**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.90 to 1**

See the accompanying Independent Auditors' Report.

HBW SECURITIES LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FOR X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a5(d)

AUGUST 31, 2007

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	101,535
Adjustments:		
Decrease in expenses		85,689
Increase in non-allowable assets		(85,689)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**101,535**

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
HBW Securities LLC

In planning and performing our audit of the financial statements and supplementary information of HBW Securities LLC for the year ended August 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by HBW Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of HBW Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that HBW Securities LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of August 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year ended August 31, 2007.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Greenwood Village, Colorado
September 25, 2007

END